

February 16, 2021

Alicia Dietzen
General Counsel
KnowBe4, Inc.
33 N. Garden Avenue
Clearwater, FL 33755

> **Re: KnowBe4, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 2, 2021**
> **CIK No. 0001664998**

Dear Ms. Dietzen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated January 6, 2021.

Amended Form S-1 filed February 2, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 58

1. We note your revised disclosure in response to prior comment 4 and the addition of a dollar-based gross retention rate metric. Please tell us and revise to disclose the dollar-based gross and net retention rates for each period presented, or further explain why you believe providing context for your ability to retain existing customers and increase revenue across your existing customer base, period over period, is not meaningful to investors. In this regard, it remains unclear how "routine renewals" and "steady retention rates" are evident by providing just a single point in time reference. Refer to

SEC Release No. 33-10751.

2. We note that you define ARR as the annualized value of all contractual subscription agreements as of the end of the period. Please tell us whether subscription fees allocated to downloadable content are included in your ARR calculations. If so, revise your disclosures to clarify how ARR is calculated and what is meant by "annualized value of all contractual subscription agreements." Describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the downloadable content, if necessary. Lastly, tell us your historical renewal rates as well as the renewal rates for each period that you present ARR information.

3. You state in your response to prior comment 5 that the company expects new customer acquisitions to drive the majority of your business growth in the near term. However, we note from your revised disclosures on page 63 that only 11.6% of the increase in revenue for fiscal 2019 was attributable new customer contracts. Please tell us and revise to disclose the percentage increase in ARR attributable to new versus existing customers.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

4. We note from your response to prior comment 11 the company believes that providing access to downloadable content represents a service. Please further explain how you determined that a license to downloadable content (i.e. SCORM files) for which revenue is recognized at a point in time is not a product. Alternatively, revise to separately disclose such product revenue and related cost of revenue on the face of your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Tony Jeffries, Wilson Sonsini Goodrich & Rosati